UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

NET SAVINGS LINK, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

64112L203

(CUSIP Number)

February 20, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]         Rule 13d-1(b)

[X]        Rule 13d-1(c)

[ ]        Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 Pages

CUSIP No. 64112L203	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jean-Pierre Siouti and Hala Shehade
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF	5.	SOLE VOTING POWER 263,386,667
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	7.	SOLE DISPOSITIVE POWER 263,386,667
PERSON WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Jean-Pierre Siouti – 260,966,667 Hala Shehade – 2,420,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		o
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.78%
12.	TYPE OF REPORTING PERSON IN

Item 1(a).    Name of Issuer:

Net Savings Link, Inc.

Item 1(b).    Address of Issuer’s Principal Executive Offices:

4747-20 Nesconset Highway

Port Jefferson Station, NY 11776

Item 2(a).     Name of Persons Filing:

Jean-Pierre Siouti and Hala Shehade

Item 2(b).    Address of Principal Business Office or, if None, Residence:

6113 Silverbirch Street

Ottawa, Ontario, Canada

K1W 1C5

Item 2(c).    Citizenship:

Canada

Item 2(d).    Title of Class of Securities:

Common stock, $0.001 par value per share

Item 2(e).     CUSIP Number: 64112L203

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ] Investment company registered under Section 8 of the Investment Company Act.
(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: 263,386,667

(b)	Percent of class: 8.78%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: Siouti – 260,966,667 / Shehade – 2,420,000

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: Siouti – 260,966,667 / Shehade – 2,420,000

(iv)	Shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following o.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Identity of each Member of Group: Jean-Pierre Siouti and Hala Shehade

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2015	/s/ Jean-Pierre Siouti /s/ Hala Shehade

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)